06-007 Date: February 2, 2006

NEWS RELEASE	Contact:
& Q4 INTERIM REPORT	Investor/Media Relations:
FOR IMMEDIATE RELEASE
Richard Downey
Director, Investor Relations
Phone (403) 225-7357

Agrium reports record 2005	Christine Gillespie
annual results	Investor Relations Manager
Phone (403) 225-7437

Contact us at: www.agrium.com

ALL AMOUNTS ARE STATED IN U.S.$
UNLESS OTHERWISE STATED

CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) announced today that net earnings for the fourth quarter of 2005 were $54-million ($0.40 diluted earnings per share), compared to net earnings (excluding the Kenai-related award and settlement) of $71-million ($0.49 diluted earnings per share) for the fourth quarter of 2004. Net earnings for the year were an all time record $283-million ($2.12 diluted earnings per share), a significant improvement over 2004 net earnings (excluding the Kenai-related settlement) of $214-million ($1.48 diluted earnings per share).
Our Retail business again recorded very strong results, with EBITDA for the full year increasing 14 percent over 2004 to $113-million. EBITDA as a percentage of revenue was nine percent. Revenues and gross profit for all product lines, seed, application, chemicals, and fertilizers, increased. North American seed sales for the year rose 19 percent. Our current all cash offer for Royster-Clark now has the support of their Board of Directors and major unitholders and we look forward to a successful conclusion to our offer.
“We are pleased that the Royster-Clark’s Board has recommended our offer to their unitholders. Our Retail operations delivered impressive quarterly results and our ninth straight year of record earnings. This yet again demonstrates the strength of both our Retail business model and our team.” said Mike Wilson, Agrium President and CEO. “We are excited about the opportunity to bring our proven business model to Royster-Clark’s billion dollar business for the benefit of our shareholders and customers alike.”
Wholesale EBITDA for the year was nine percent higher than in 2004. Excluding the impact of the Kenai award and settlement in 2004, 2005 Wholesale EBITDA increased by 29 percent. Our Wholesale operations set annual gross profit records for both potash and nitrogen.
“In January 2006, we achieved two significant milestones in our specialties business. We acquired the Nu-Gro controlled release fertilizer and professional products businesses, and began the start-up process at our expanded ESN controlled release nitrogen facility.”

Our financial position continues to be very robust as we progress our financial and growth strategies. During the course of 2005, we retired $126-million of long-term debt, repaid $175-million in preferred securities, repurchased $98-million in common shares, invested in two plant expansions, and closed two acquisitions. We maintain a healthy cash balance even after the recent Nu-Gro acquisition. The Royster-Clark all cash offer totaling U.S.$534-million, including assumed liabilities, will be funded from cash and existing credit sources.
“Our Wholesale results were off for the fourth quarter due to a spike in production costs and customers deferring purchases of all nutrients as a result of the higher prices. Historically, lower fall demand tends to result in a strong spring season. We anticipate our production costs to be lower in the first half of 2006 than in the fourth quarter of 2005.”
KEY DEVELOPMENTS
Increases in nitrogen prices did not keep pace with the dramatic rise in natural gas prices in the fourth quarter. Additionally, we experienced an unscheduled mechanical outage at our Profertil facility. Our overall natural gas cost for the fourth quarter was $7.56/MMBtu, an increase of $2.65/MMBtu over the third quarter. During the same time period the benchmark natural gas price (NYMEX) increased by $4.60/MMBtu to average $12.85/MMBtu in the fourth quarter. Part of our advantaged gas position was a result of the AECO basis widening from $1.50/MMBtu in the third quarter to average $2.87/MMBtu for the fourth quarter. A number of nitrogen producers in both North America and Europe have curtailed production due to high natural gas costs. As a result, we expect that the nitrogen supply/demand balance in North America will be tight this spring.
Our average potash price was flat versus the third quarter as high North American potash inventories limited further price increases. Year-over-year, potash prices have increased by 22 percent. Producer inventories increased as both international and domestic buyers deferred purchases. Potash producers have announced production curtailments and we expect that supply will be more balanced heading into spring.
Our average phosphate price increased by $23 per tonne over the third quarter and by $43 per tonne over the prior year. However, our fourth quarter margins were negatively impacted by higher costs, particularly in Canada. In addition to a stronger Canadian dollar, we have been experiencing technical issues in our Canadian phosphate operations. As with potash and nitrogen, North American phosphate production operating rates have been reduced which should help support prices going into the spring.
Fourth quarter 2005 Retail EBITDA increased by 38 percent over the prior year. Revenues and gross margins for fertilizers, chemicals and other (seed and services) increased in the fourth quarter of 2005 versus the comparable period of 2004. During the fourth quarter, we acquired or agreed to acquire ten additional U.S. retail locations that we will operate on an ongoing basis. We also successfully completed the integration of our new South American locations, including the marketing of the acquired branded chemicals across our South American retail operations. Our Royster-Clark offer is expected to close on February 8, 2006 and we expect the support of their Board for our offer will facilitate a successful integration. This acquisition is expected to significantly increase our stable and growing retail earnings and establish us as the leader in the North American retail market.

MANAGEMENT’S DISCUSSION AND ANALYSIS
February 2, 2006
Forward-Looking Statements
Certain statements in this press release constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties and various business sensitivities, including those referred to in the management discussion and analysis section of the Corporation’s most recent Annual Report to shareholders as well as those risk factors described in the Corporation’s most recent Annual Information Form, which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. A number of factors could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to, weather conditions, the future supply, demand, price level and volatility of natural gas, future prices of nitrogen, phosphate and potash, the differential pricing of natural gas in various markets, the future gas prices and availability at Kenai, the exchange rates for U.S., Canadian, Argentine, and Chilean currencies, South American government policy, South American domestic fertilizer consumption, China’s urea trade policies and volumes, reliance on Royster-Clark Ltd.’s publicly available information, future fertilizer inventory levels, future nitrogen, potassium and phosphate consumption in North America, future crop prices, future levels of nitrogen imports into North America and future additional fertilizer capacity and operating rates. Agrium disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events.
The following interim management’s discussion and analysis (MD&A) updates our annual MD&A included in our 2004 Annual Report to Shareholders, to which our readers are referred. No update is provided where an item is not material or there has been no material change from the discussion in our annual MD&A.
OVERVIEW OF CONSOLIDATED FINANCIAL HIGHLIGHTS
Net Earnings
Three months ended December 31, 2005
Agrium’s fourth quarter consolidated net earnings were $54-million compared with $98-million for the same quarter of 2004. Diluted earnings per share were $0.40 compared with $0.71 for the same quarter last year. Earnings before interest and taxes (EBIT) were $95-million for the fourth quarter of 2005 compared to EBIT of $168-million for the same period in 2004. Comparative information has been restated for a change in accounting policy to reclassify preferred securities as debt (refer to note two of the financial statements).
The decrease in year-over-year fourth quarter EBIT of $73-million comprised a decline in gross profit of $41-million and an increase in expenses of $32-million. The gross profit drop reflects lower fall demand for all three nutrients and the negative impact on margins primarily from higher natural gas prices and the stronger Canadian dollar. Further analysis of gross profit is contained below in our discussion of business segment performance. The increase in 2005 fourth quarter expenses of $32-million over the same quarter last year reflects the following items:
•	Kenai award and settlement of $45-million recorded as income in the comparable quarter of 2004;

•	settlement of a commercial dispute in the amount of $16-million recorded as income in the fourth quarter of 2005; and,

•	other net expenses in the amount of $3-million recorded in the fourth quarter of 2005.

Twelve months ended December 31, 2005
For the year, consolidated net earnings set a new record at $283-million, or $2.12 diluted earnings per share. This is a $17-million improvement over prior year net earnings of $266-million, or $1.91 diluted earnings per share. We also achieved a record EBIT in 2005 of $500-million, an increase of $33-million over EBIT of $467-million reported in the prior year.
The growth in full year net earnings was attributable to both Retail operations, which earned record net sales, and North America Wholesale operations, which achieved higher per tonne margins for nitrogen and potash product lines due to a tight supply/demand balance.
Cash Provided by Operating Activities
Operating activities provided cash of $8-million in the fourth quarter of 2005 compared to $189-million for the same quarter of 2004. The unfavorable variance from the same quarter last year was primarily the result of the impact of an increase in inventory and lower net earnings. Our results for 2005 generated a record $450-million in operating cash flow compared to $440-million in 2004.
Financial Position
During 2005 we took advantage of our strong cash position to undertake significant investing and financing activities. This was in line with our growth and financing strategies. Our cash balances ended 2005 at $300-million, down $125-million from the prior year reflecting the redemption of our preferred securities, repayment of long-term debt, repurchase of common shares and expenditures relating to our capital projects over the year.
Our non-cash working capital balance increased during the year. Our inventory was up by $86-million over the prior year reflecting primarily an increase in North America Wholesale inventory of $48-million and an increase in Retail inventory of $38-million. The rise in Wholesale inventory was mainly due to higher natural gas costs and weaker market demand in the last quarter. The change in Retail inventory reflects higher fertilizer prices and advance purchase opportunities with our suppliers.
Accounts receivable increased by $55-million compared to the prior year due to higher fertilizer prices and increased sales resulting from our 2005 acquisitions of fertilizer distribution assets and South America retail centres. Valuation of our natural gas derivative contracts also contributed to the increase.
Our prepaid assets increased by $35-million compared to last year as a result of our scheduled turnaround activities and product pre-payment opportunities with suppliers to the Retail segment in 2005.
Accounts payable and accrued liabilities rose by $104-million compared to the prior year due to increased fertilizer prices, accelerated purchase of product for resale and accruals related to our capital projects.
Other assets and other liabilities are up $21-million and $23-million respectively over the same quarter last year chiefly due to valuation of our natural gas derivative contracts.

BUSINESS SEGMENT PERFORMANCE
Retail
Retail fourth quarter of 2005 EBIT reached $25-million, an improvement of $8-million or 47 percent over the same period last year. This was driven by a 23 percent increase in both fertilizer and chemical net sales while gross margin percentages for these retail products remained relatively stable compared to the same period last year. The improvement in Retail’s net sales reflects favorable fall weather throughout most of the U.S. relative to the early winter conditions that hit in 2004. Also contributing to the increase was a fourth quarter revenue improvement of 36 percent in our South America based retail operations due to their recent acquisition of additional retail centres. Retail’s expenses increased by $9-million in the fourth quarter of 2005 over the same period last year primarily due to higher incentive accruals and fuel costs.
North America Wholesale
North America Wholesale EBIT was $67-million in the fourth quarter of 2005, down $73-million from EBIT of $140-million for the same period last year. The EBIT decline comprised a $53-million decline in gross profit and a $20-million increase in expenses.
Gross profit decline in the fourth quarter to $98-million from gross profit of $151-million in the same period last year is attributed to the following:
•	Nitrogen gross profit declined by $39-million in the fourth quarter of 2005 reflecting primarily a decline in both international and domestic urea gross profit.
°	Higher urea prices were more than offset by lower sales volumes. The volume decline reflected lower opening inventory balances, turnaround at our plants and weaker demand. Urea demand softened as customers delayed purchase decisions until closer to the spring season and in anticipation that lower natural gas prices may result in lower nitrogen prices.

°	Our North America nitrogen margins were also negatively impacted by a significant increase in North American natural gas costs compared to the fourth quarter of 2004. Previously deferred qualifying hedge gains realized on natural gas derivative contracts in the fourth quarter of 2005 contributed $5-million to nitrogen gross profit.
•	Potash gross profit was relatively consistent compared to the fourth quarter of 2004. While potash prices were higher in the fourth quarter of 2005, our sales volumes fell consistent with softening demand. This slowdown resulted in part from purchase delays by North America based customers due to high product prices relative to crop prices. Other factors contributing to the weakness included purchase delays from our international marketing agency, Canpotex, due to poor conditions in the Brazilian farming economy and purchase delays by China pending negotiation of annual supply contracts.

•	Phosphate gross profit dropped by $14-million in the fourth quarter of 2005 compared to the same period last year. Phosphate prices were strong reflecting rising prices for the key inputs of ammonia and sulphur, but sales volumes were down due to lower opening inventory balances resulting from an extended plant turnaround and soft North America demand. Other factors negatively impacting margin in the quarter were higher phosphate rock mining costs and raw material costs, and higher unit fixed costs, reflecting lower production volumes.
The increase in expense in our North America Wholesale segment mainly reflects the absence of the favorable impact from the Kenai award and settlement recorded in 2004 as discussed above under “Overview of Consolidated Financial Highlights”.
South America Wholesale
South America Wholesale fourth quarter 2005 EBIT and gross profit remained relatively unchanged compared to the same quarter last year. The benefit from increased urea sales volumes was offset in part by the impact of the extended shutdown at the Profertil urea facility in the fourth quarter of 2005. The facility was down twenty-two days in the quarter and, as a result, fixed costs per tonne were higher, as costs were spread over fewer units of production.
Other
EBIT for our ‘Other’ non-operating business segment for the fourth quarter of 2005 was down $8-million from the same period last year. Factors that contributed to the decline included the variance resulting from foreign exchange on the translation of our U.S. working capital balances maintained in our Canadian dollar subsidiaries and higher expenses relating to investigating business development opportunities. These factors were offset in part by lower long-term incentive plan expenses in the fourth quarter of 2005 compared to the same quarter last year.
PROPOSED TRANSACTIONS
Offer to Purchase Royster-Clark
The Corporation is offering to purchase all of the outstanding Income Deposit Securities (IDSs) of Royster-Clark Ltd. and Royster-Clark ULC (collectively “Royster-Clark”) for C$11.90. The Board of Directors of Royster-Clark has recommended that the holders of the IDSs accept our offer. Estimated total purchase consideration is U.S.$534-million (C$609-million), including assumed liabilities. We intend to fund this proposed transaction from our current cash balances and existing credit facilities.
Royster-Clark is one of the largest agricultural retail companies in the United States, with over 250 retail centres located in the Midwestern and Southeastern United States. We expect to integrate Royster-Clark into the operations of the existing Retail business segment. In Royster-Clark’s press release issued on January 5, 2006, Royster-Clark’s management estimated that for the year ending December 31, 2005, net sales were approximately U.S.$1.15 billion, operating income was more than U.S.$39-million and EBITDA was more than U.S.$64-million.

Our bid expires on February 8, 2006 and is subject to a number of conditions. There can be no assurance that the proposed transaction will be completed as proposed or at all.
Other Transactions
Consistent with our growth objectives, we are currently in preliminary discussions with regard to potential acquisition opportunities in the fertilizer supply chain. These discussions are in the normal course of operations and from time to time may require us to enter into confidentiality agreements.
SELECTED QUARTERLY INFORMATION
(Unaudited, in millions of U.S. dollars, except per share information)

	2005				2004 (a)
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net sales	770	807	1,180	537	720	672	1,011	435
Gross Profit	213	288	375	171	254	231	283	142
Net earnings	54	72	133	24	98	83	74	11
Earnings per share
-basic	0.41	0.54	1.01	0.18	0.75	0.63	0.56	0.08
-diluted	0.40	0.54	0.99	0.18	0.71	0.60	0.52	0.08

(a)	Amounts have been restated to reflect the January 1, 2005 adoption of the revised Canadian accounting standards reclassifying preferred securities to debt (see note two to the financial statements).
NON-GAAP MEASURES
In the discussion of our performance for the quarter, in addition to the primary measures of earnings and earnings per share, we make reference to EBIT (earnings before interest expense and income taxes) and EBITDA (earnings before interest expense, income taxes, depreciation, amortization and asset impairment). We consider EBIT and EBITDA to be useful measures of performance because income tax jurisdictions and business segments are not synonymous, and we believe that allocation of income tax charges distorts the comparability of historical performance for the different business segments. Similarly, financing and related interest charges cannot be allocated to all business segments on a basis that is meaningful for comparison with other companies. EBIT and EBITDA measures are also used extensively in the covenants relating to our financing arrangements.
EBIT and EBITDA are not recognized measures under GAAP, and our method of calculation may not be comparable to other companies. EBIT should therefore not be used as an alternative to net earnings (loss) determined in accordance with GAAP as an indicator of our performance. Similarly, EBITDA should not be used as an alternative to cash provided by (used in) operating activities as determined in accordance with GAAP.

In this management’s discussion and analysis, we make reference to certain non-GAAP measures of Royster-Clark. There is no assurance that Royster-Clark’s method of calculation of non-GAAP measures is comparable to our or to other companies’ non-GAAP measurements.
KEY RISKS AND UNCERTAINTIES
Our outlook for global nutrient markets remains positive as announced production curtailments help provide support. We anticipate some decrease in overall demand as growers switch a small percentage of their crops from corn to soybeans. However, this decrease should be partially offset by increased nutrient requirements caused by significant crop nutrient uptake in 2005 and as growers make up for reduced purchases in the fall of 2005.
Nitrogen prices should be supported by high energy prices in North America and Europe. Chinese urea exports will be discouraged following the reinstatement of the 30 percent urea export tax for the January to September 2006 time period. The uncertainty around domestic operating rates, delayed customer purchases, and the increased lead time required for offshore imports into North America may lead to supply shortages during the first half of 2006.
Phosphate prices are expected to remain firm as high ammonia and sulphur prices impact phosphate producer costs and margins. Phosphate inventories are near historical average levels as production curtailments and permanent closures have offset a reduction in import demand from China and Brazil.
North American potash inventories are high relative to last year, but remain near the five-year average. Announced production curtailments should prevent further increases in producer inventories.
OTHER
Agrium Inc. is a leading global producer and marketer of agricultural nutrients and industrial products and a major retail supplier of agricultural products and services in both North and South America. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate and potash as well as controlled release fertilizers and micronutrients. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.

A WEBSITE SIMULCAST of the 2005 4th Quarter Conference Call will be available in a listen-only mode beginning Thursday, February 2nd at 1:30 p.m. MT (3:30 p.m. ET). Please visit the following website: www.agrium.com

AGRIUM INC.
Consolidated Statements of Operations and Retained Earnings
(Millions of U.S. dollars, except per share information)
(Unaudited)

	Three months ended		Year ended
	December 31,		December 31,
	2005	2004	2005	2004
		Restated (note 2)		Restated (note 2)
Sales	$817	$766	$3,491	$3,001
Direct freight	47	46	197	163

Net sales	770	720	3,294	2,838
Cost of product	557	466	2,247	1,928

Gross profit	213	254	1,047	910

Expenses
Selling	70	62	254	237
General and administrative	22	20	79	63
Depreciation and amortization	35	39	146	156
Kenai award and settlement (note 3)	—	(45)	—	(86)
Royalties and other taxes	11	6	45	29
Other expenses (income) (note 8)	(20)	4	23	44

	118	86	547	443

Earnings before interest expense and income taxes	95	168	500	467
Interest on long-term debt	10	17	47	65
Other interest	1	3	2	4

Earnings before income taxes	84	148	451	398

Current income taxes	15	24	113	99
Future income taxes	15	26	55	33

Income taxes	30	50	168	132

Net earnings	54	98	283	266
Retained earnings – beginning of period (as reported)	548	305	398	145
Cumulative change in accounting policy (note 2)	—	(4)	(6)	(5)

Retained earnings – beginning of period (as restated)	548	301	392	140
Common share dividends declared	(7)	(7)	(14)	(14)
Common share repurchase (note 5)	(11)	—	(77)	—

Retained earnings – end of period	$584	$392	$584	$392

Earnings per share (note 9)
Basic	$0.41	$0.75	$2.14	$2.03
Diluted	$0.40	$0.71	$2.12	$1.91
See accompanying notes

AGRIUM INC.
Consolidated Statements of Cash Flows
(Millions of U.S. dollars)
(Unaudited)

	Three months ended		Year ended
	December 31,		December 31,
	2005	2004	2005	2004
		Restated (note 2)		Restated (note 2)
Operating
Net earnings	$54	$98	$283	$266
Items not affecting cash
Depreciation and amortization	35	39	146	156
Kenai award and settlement (note 3)	—	(36)	—	(36)
Proceeds on settlement (note 3)	—	25	—	25
Loss on disposal of assets and investments	(5)	(4)	(4)	(6)
Future income taxes	15	26	55	33
Foreign exchange	(1)	(1)	(6)	(5)
Other	6	7	27	15
Net change in non-cash working capital	(96)	35	(51)	(8)

Cash provided by operating activities	8	189	450	440

Investing
Capital expenditures	(78)	(33)	(175)	(82)
Increase in other assets	(8)	(7)	(22)	(14)
Proceeds from disposal of assets and investments	10	7	13	10
Net change in non-cash working capital	(1)	—	(10)	—
Other	(5)	3	(18)	7

Cash used in investing activities	(82)	(30)	(212)	(79)

Financing
Common shares	3	4	50	12
Common share repurchase (note 5a)	(15)	—	(98)	—
Long-term debt	(30)	(36)	(126)	(134)
Bank indebtedness	1	(1)	—	—
Preferred security repayment	—	—	(175)	—
Common share dividends paid	—	—	(14)	(14)

Cash used in financing activities	(41)	(33)	(363)	(136)

(Decrease) Increase in cash and cash equivalents	(115)	126	(125)	225
Cash and cash equivalents — beginning of period	415	299	425	200

Cash and cash equivalents — end of period	$300	$425	$300	$425

See accompanying notes

AGRIUM INC.
Consolidated Balance Sheet
(Millions of U.S. dollars)
(Unaudited)

	As at	As at
	December 31,	December 31,
	2005	2004
		Restated (note 2)
ASSETS
Current assets
Cash and cash equivalents	$300	$425
Accounts receivable	443	388
Inventories	533	447
Prepaid expenses	91	56

	1,367	1,316
Property, plant and equipment	1,293	1,239
Other assets	103	82
Future income tax assets	22	24

	$2,785	$2,661

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank indebtedness	$5	$—
Accounts payable and accrued liabilities	576	472
Current portion of long-term debt	30	60

	611	532

Long-term debt
Recourse debt	442	471
Non-recourse debt	—	69
Preferred securities (note 2, 4)	—	175

	442	715
Other liabilities	280	257
Future income tax liabilities	272	209

	1,605	1,713

Shareholders’ equity
Share capital
Authorized: unlimited common shares
Issued: common shares: 2005 – 131 million (December 2004 – 132 million) (note 5)	583	553
Contributed surplus	3	2
Retained earnings	584	392
Cumulative translation adjustment	10	1

	1,180	948

	$2,785	$2,661

See accompanying notes

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the three and twelve months ended December 31, 2005
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
1. SIGNIFICANT ACCOUNTING POLICIES
The Corporation’s accounting policies are in accordance with accounting principles generally accepted in Canada and are consistent with those outlined in the annual audited financial statements except where stated below. These interim consolidated financial statements do not include all disclosures normally provided in annual financial statements and should be read in conjunction with the Corporation’s audited consolidated financial statements for the year ended December 31, 2004. In management’s opinion, the interim consolidated financial statements include all adjustments necessary to present fairly such information.
Certain comparative figures have been reclassified to conform to the current year’s presentation.
2. CHANGE IN ACCOUNTING POLICY
Effective January 1, 2005, the Corporation adopted the revised Canadian accounting standards for disclosure and presentation of financial instruments. The amendment requires obligations that must or could be settled with a variable number of the entity’s own equity instruments to be classified as liabilities. Consequently, the Corporation reclassified from equity to liabilities its eight percent preferred securities, redeemed February 14, 2005 and its six percent preferred securities, converted to common shares in January 2004. This change was applied retroactively with restatement of prior periods. The effect of the adoption on prior periods and the cumulative impact of retroactive restatement as at the date of adoption are presented below as increases (decreases):

As at
December 31,
2004
Balance Sheet
Other assets	$5
Long-term debt	175
Future income tax liabilities	8
Preferred securities	(172)
Retained earnings	(6)

	Three months	Twelve months
	ended December 31,	ended December 31,
	2004	2004
Income Statement
Interest on long-term debt	$4	$14
Future income tax expense	—	(4)

Earnings per share
Net earnings available for basic earnings per share	(4)	(10)
Basic earnings per share	(0.01)	(0.01)
Diluted earnings per share	—	—

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the three and twelve months ended December 31, 2005
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
3. KENAI AWARD AND SETTLEMENT
The following amounts were recorded during 2004 relating to the arbitration award and settlement of legal claims in our dispute with Union Oil Company of California (Unocal):

	2004
	Three months ended	Twelve months ended
	December 31,	December 31,
Arbitration award (a)	$9	$50
Settlement of legal claims (b)	36	36

	$45	$86

(a) Arbitration award
During 2004, the Corporation was awarded liquidated damages with respect to a dispute with Unocal over gas supply obligations to our Kenai, Alaska nitrogen facility. The Arbitration Panel awarded the Corporation $37-million plus interest for damages up to April 2004. An additional $4-million was received for the period May to September 2004 and $9-million for the period October to December 2004. The total liquidated damages recorded during 2004 were $50-million.
(b) Settlement of legal claims
In December of 2004, the Corporation settled its dispute with Unocal over obligations under the Purchase and Sale Agreement, pursuant to which the Corporation acquired its Kenai, Alaska nitrogen facility. The settlement agreement established a definitive gas supply obligation from Unocal to the Kenai facility up until October 31, 2005.
The net gain of $36-million recorded in the fourth quarter of 2004 was comprised of the following:

Three and Twelve months
ended December 31, 2004
Net cash received	$25
Earn-out adjustment (2001 – 2004)	81
Adjustments related to termination of gas supply	(70)

Net gain	$36

4. PREFERRED SECURITIES
On February 14, 2005, the Corporation redeemed the $175-million, eight percent redeemable preferred securities for cash. The redemption price was equal to the principal amount of the securities plus accrued and unpaid interest to the date of redemption.
In January 2004, pursuant to the Corporation’s plan to redeem the six percent preferred securities, all holders of the convertible, redeemable preferred securities elected to convert the securities into common shares at the stated conversion price of $11.9677 per share, resulting in the issuance of an additional 4.18 million common shares.

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the three and twelve months ended December 31, 2005
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
5. SHARE CAPITAL

	Three months ended
	December 31,
	2005		2004
	Number of		Number of
	Shares		Shares
	(millions)	Amount	(millions)	Amount

Common shares
Issued and outstanding, beginning of period	131	$583	131	$548
Exercise of stock options	1	4	1	5
Shares repurchased (a)	(1)	(4)	—	—

Issued and outstanding, end of period	131	$583	132	$553

	Twelve months ended
	December 31,
	2005		2004
	Number of		Number of
	Shares		Shares
	(millions)	Amount	(millions)	Amount

Common shares
Issued and outstanding, beginning of period	132	$553	127	$490
Preferred securities redemption	—	—	4	50
Issued on exercise of stock options	4	51	1	13
Shares repurchased (a)	(5)	(21)	—	—

Issued and outstanding, end of period	131	$583	132	$553

(a)	On April 28, 2005, the Board of Directors of the Corporation authorized a share repurchase program of up to 13 million common shares (approximately 10 percent of the Corporation’s issued and outstanding common shares) through a normal course issuer bid. Shares may be repurchased from time to time on the open market through to May 2, 2006 at prevailing market prices. Effective October 12, 2005 the share repurchase program was suspended pending completion of proposed acquisition activities.

During the three months ended December 31, 2005, the Corporation repurchased for cancellation 691,600 common shares under the program, at a net cost of $15-million and an average price of $21.02. The repurchase resulted in a reduction of share capital of $4-million and the excess net cost over the average book value of the shares of $11-million has been recorded as a reduction of retained earnings. During the twelve months ended December 31, 2005, a total of 4,696,100 shares have been repurchased at a net cost of $98-million and an average price per share of $20.82, resulting in a reduction of share capital of $21-million and a reduction of retained earnings of $77-million.

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the three and twelve months ended December 31, 2005
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
6. EMPLOYEE FUTURE BENEFITS
The total net employee future benefits expense for the Corporation’s pension and post-retirement benefit plans are computed as follows:

	Three months ended		Twelve months ended
	December 31,		December 31,
	2005	2004	2005	2004

Defined benefit pension plans	$1	$4	$7	$10
Post-retirement benefit plans	1	3	5	7
Defined contribution pension plans	2	3	11	11

Total expense	$4	$10	$23	$28

7. STOCK-BASED COMPENSATION
The Corporation began prospectively expensing the fair value of stock options granted in 2003 over their vesting period. In accordance with the prospective method of adoption, the Corporation has recorded no compensation expense for stock options granted prior to January 1, 2003 and will continue to provide pro forma disclosure of the effect on net earnings and earnings per share had the fair value been expensed. The following table summarizes the pro forma disclosure for stock options granted prior to 2003 that have not been expensed.

	Three months ended
	December 31,
	2005		2004
	As Reported	Pro forma	As Reported	Pro forma

			Restated (note 2)	Restated (note 2)
Net earnings	$54	$53	$98	$97
Earnings per share
Basic	$0.41	$0.40	$0.75	$0.74
Diluted	$0.40	$0.40	$0.71	$0.70

	Twelve months ended
	December 31,
	2005		2004
	As Reported	Pro forma	As Reported	Pro forma

			Restated (note 2)	Restated (note 2)
Net earnings	$283	$281	$266	$262
Earnings per share
Basic	$2.14	$2.13	$2.03	$2.00
Diluted	$2.12	$2.10	$1.91	$1.89

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the three and twelve months ended December 31, 2005
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
8. OTHER EXPENSES (INCOME)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2005	2004	2005	2004

Interest income	$(7)	$(7)	$(22)	$(16)
Idle plant costs	6	—	9	5
Stock based compensation	3	1	13	4
Environmental remediation and accretion of asset retirement obligation	3	6	9	14
Deferred financing costs on settlement of debt	—	—	14	—
Realized and unrealized loss (gain) on non- qualifying derivatives	4	(3)	21	(3)
Foreign exchange gain	1	(3)	(5)	(6)
Kenai, Alaska nitrogen facility earn-out	—	10	—	28
Litigation and contract settlements	(16)	—	(25)	(7)
Other	(14)	—	9	25

	$(20)	$4	$23	$44

9. EARNINGS PER SHARE
The following table summarizes the computation of net earnings per share:

	Three months ended		Twelve months ended
	December 31,		December 31,
	2005	2004	2005	2004
		Restated (note 2)		Restated (note 2)
Numerator:
Net earnings and numerator for basic earnings per share	$54	$98	$283	$266

Preferred securities charges (net of tax)	—	4	—	10

Numerator for diluted earnings per share	$54	$102	$283	$276

Denominator – weighted average common shares outstanding:
For basic earnings per share	131	132	132	131

Dilutive instruments:
Stock options (a)	1	2	1	1
Preferred securities:
$175-million, eight percent (a) (note 4)	—	10	—	12

For diluted earnings per share	132	144	133	144

Basic earnings per share	$0.41	$0.75	$2.14	$2.03
Diluted earnings per share	$0.40	$0.71	$2.12	$1.91

(a)	For diluted earnings per share, these dilutive instruments are added back only when the impact of the instrument is dilutive to basic earnings per share.

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the three and twelve months ended December 31, 2005
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
9. EARNINGS PER SHARE (CONTINUED)
There were 131 million common shares outstanding at December 31, 2005 (2004 — 132 million). As at December 31, 2005, the Corporation has outstanding approximately six million (2004 — eight million) options and options with tandem stock appreciation rights to acquire common shares.
10. FINANCIAL INSTRUMENTS
NATURAL GAS SUPPLY
De-designated Financial Instruments
Effective July 1, 2005, the Corporation’s previously qualifying natural gas derivative contracts were determined to no longer qualify for hedge accounting due to reduced correlation between AECO based natural gas purchase contracts and NYMEX based derivative contracts. Accordingly, the fair value of these derivative contracts at July 1, 2005, an unrealized gain of $40-million, was deferred and will be recognized as cost of product manufactured in the same periods during which the originally hedged gas purchases occur between 2005 and 2009. Subsequent changes in fair value of these derivatives will be recognized through other expenses.
During the fourth quarter of 2005, $5-million and $1-million of the deferred gain were recognized as cost of product sold and inventory, respectively. At December 31, 2005, the current and long-term portions of the remaining deferred gain of $15-million and $14-million were included in accounts payable and accrued liabilities and other liabilities, respectively. The change in fair value of these non-qualifying derivative contracts during the fourth quarter of 2005, a gain of $1-million, was recognized as a reduction to other expenses. At December 31, 2005, the Corporation had 27 million MMBtu notional amount remaining on unsettled de-designated natural gas contracts maturing in 2006 — 2009.
Other Financial Instruments
At December 31, 2005, the Corporation had 25 million MMBtu notional amount of natural gas AECO basis swap contracts maturing in 2006 — 2007, 14 million MMBtu notional amount of natural gas option and swap contracts maturing in 2006 — 2007. These contracts did not qualify for hedge accounting treatment. During the fourth quarter of 2005, other expenses included net realized and unrealized losses in the amount of $5-million primarily related to AECO basis swaps. At December 31, 2005, accounts payable included $18-million, other liabilities included $1-million, accounts receivable included $16-million and other assets included $8-million, representing the fair value of the contracts.
FOREIGN EXCHANGE
At December 31, 2005, the Corporation had C$105-million underlying amount of forward currency contracts with forward rates ranging from C$1.1723 to C$1.1823 and maturing in 2006 that qualified for hedge accounting. During the fourth quarter of 2005, net realized gains on forward currency contracts of $1-million were recorded in sales.

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the three and twelve months ended December 31, 2005
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
11. SUBSEQUENT EVENT
Acquisition of Royster-Clark Ltd.
The Corporation has issued a take over bid to purchase all of the outstanding Income Deposit Securities (IDSs) of Royster-Clark Ltd. and Royster Clark ULC (collectively “Royster-Clark”) at C$11.90 cash per IDS. Total purchase consideration is C$609-million, including assumed liabilities. The bid expires on February 8, 2006.
Royster-Clark is a retail company in the United States with over 250 retail centres located primarily in the Midwestern and Southeastern United States.
12. SEASONALITY
The fertilizer and agricultural retail businesses are seasonal in nature. Sales are concentrated in the spring and fall planting seasons while produced inventories are accumulated throughout the year. Cash collections generally occur after the planting seasons in North and South America.
13. SEGMENTED INFORMATION
The Corporation’s primary activity is the production and wholesale marketing of nitrogen, potash and phosphate and the retail sales of fertilizers, chemicals and other agricultural inputs and services. The Corporation operates principally in Canada, the United States and South America.
Net sales between segments are accounted for at prices, which approximate fair market value and are eliminated on consolidation. The reportable segment entitled “Other” includes Corporate functions and inter-segment eliminations.

Schedule 1
AGRIUM INC.
Segmentation
(Unaudited — millions of U.S. dollars)

	Three Months Ended December 31
			Wholesale
	Retail		North America		South America		Other		Total
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Net sales — external	$267	$219	$470	$464	$33	$37	$—	$—	$770	$720
— inter-segment	—	—	43	36	11	2	(54)	(38)	—	—

Total net sales	267	219	513	500	44	39	(54)	(38)	770	720
Cost of product	177	146	415	349	17	11	(52)	(40)	557	466

Gross profit	90	73	98	151	27	28	(2)	2	213	254
Gross profit %	34%	33%	19%	30%	61%	72%	4%	(5)%	28%	35%

Selling Expenses	$66	$58	$5	$5	$1	$—	$(2)	$(1)	$70	$62

EBITDA (1)	$29	$21	$93	$169	$26	$27	$(18)	$(10)	$130	$207

EBIT (2)	$25	$17	$67	$140	$23	$23	$(20)	$(12)	$95	$168

	Twelve Months Ended December 31
			Wholesale
	Retail		North America		South America		Other		Total
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Net sales — external	$1,242	$1,114	$1,899	$1,594	$153	$130	$—	$—	$3,294	$2,838
— inter-segment	—	—	132	109	16	13	(148)	(122)	—	—

Total net sales	1,242	1,114	2,031	1,703	169	143	(148)	(122)	3,294	2,838
Cost of product	895	798	1,443	1,211	54	41	(145)	(122)	2,247	1,928

Gross profit	347	316	588	492	115	102	(3)	—	1,047	910
Gross profit %	28%	28%	29%	29%	68%	71%	2%	0%	32%	32%

Selling Expenses	$239	$222	$19	$17	$1	$1	$(5)	$(3)	$254	$237

EBITDA (1)	$113	$99	$515	$465	$99	$98	$(81)	$(39)	$646	$623

EBIT (2)	$96	$81	$408	$349	$84	$83	$(88)	$(46)	$500	$467

(1)	Earnings (loss) before interest expense, income taxes, depreciation, amortization and asset impairment.

(2)	Earnings (loss) before interest expense and income taxes.

Schedule 2a
AGRIUM INC.
Product Lines
Three Months Ended December 31, 2005
(Unaudited — millions of U.S. dollars)

	2005					2004
	Net	Gross	Sales Tonnes	Selling Price	Margin	Net	Gross	Sales Tonnes	Selling Price	Margin
	Sales	Profit	(000’s)	($/Tonne)	($/Tonne)	Sales	Profit	(000’s)	($/Tonne)	($/Tonne)

North America Wholesale
Nitrogen (1)
Ammonia	$190	$27	500	$380	$54	$100	$24	325	$308	$74
Urea	140	20	445	315	45	166	53	649	256	82
Nitrate, Sulphate and Other	47	8	204	230	39	71	17	352	202	48

Total Nitrogen	377	55	1,149	328	48	337	94	1,326	254	71
Phosphate	79	9	250	316	36	101	23	370	273	62
Potash (2)	57	34	347	164	98	62	34	464	134	73

	513	98	1,746	294	56	500	151	2,160	231	70

South America Wholesale (1)	44	27	173	254	156	39	28	149	262	188

Retail (3)
Fertilizers	161	33				131	28
Chemicals	76	41				62	32
Other	30	16				26	13

	267	90				219	73

Other inter-segment eliminations	(54)	(2)				(38)	2

Total	$770	$213				$720	$254

(1)	International nitrogen sales were 456,000 tonnes (2004 – 437,000 tonnes); net sales were $125-million (2004 – $110-million) and gross profit was $54-million (2004 – $62-million).

(2)	International potash sales were 144,000 tonnes (2004 – 200,000 tonnes); net sales were $19-million (2004 – $22-million) and gross profit was $12-million (2004 – $14-million).

(3)	International Retail net sales were $50-million (2004 – $37-million) and gross profit was $10-million (2004 – $5-million).

Schedule 2b
AGRIUM INC.
Product Lines
Twelve Months Ended December 31, 2005
(Unaudited — millions of U.S. dollars)

	2005					2004
	Net	Gross	Sales Tonnes	Selling Price	Margin	Net	Gross	Sales Tonnes	Selling Price	Margin
	Sales	Profit	(000’s)	($/Tonne)	($/Tonne)	Sales	Profit	(000’s)	($/Tonne)	($/Tonne)

North America Wholesale
Nitrogen (1)
Ammonia	$606	$142	1,881	$322	$75	$397	$113	1,438	$276	$79
Urea	584	165	2,064	283	80	499	134	2,211	226	61
Nitrate, Sulphate and Other	273	67	1,237	221	54	284	68	1,510	189	45

Total Nitrogen	1,463	374	5,182	282	72	1,180	315	5,159	229	61
Phosphate	313	57	1,065	294	54	309	71	1,181	262	60
Potash (2)	255	157	1,611	158	97	214	106	1,796	119	59

	2,031	588	7,858	258	75	1,703	492	8,136	209	60

South America Wholesale (1)	169	115	634	267	181	143	102	634	226	161

Retail (3)
Fertilizers	626	141				556	131
Chemicals	458	130				416	118
Other	158	76				142	67

	1,242	347				1,114	316

Other inter-segment eliminations	(148)	(3)				(122)	—

Total	$3,294	$1,047				$2,838	$910

(1)	International nitrogen sales were 1,840,000 tonnes (2004 – 1,881,000 tonnes); net sales were $462-million (2004 – $393-million) and gross profit was $250-million (2004 — $206-million).

(2)	International potash sales were 751,000 tonnes (2004 – 730,000 tonnes); net sales were $97-million (2004 – $71-million) and gross profit was $63-million (2004 — $42-million).

(3)	International Retail net sales were $146-million (2004 – $118-million) and gross profit was $26-million (2004 – $22-million).